CD 3/28

M 3/20



02007760

SECURITI[illegible] [illegible]MMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 1 1 2002
354
WASH, D.C.
SECTION

SEC FILE NUMBER
8-27038

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Strategies, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Chestnut Street, Suite 608
(No. and Street)

Philadelphia	Pennsylvania	19106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bart S. Kaplow — 215-922-5444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles Adams - McAlpine, Carll & Co., LLC, CPA
(Name — *if individual, state last, first, middle name*)

437 Chestnut Street, Suite 1010, Phila., PA 19106
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/28/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bart S. Kaplow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Strategies, Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Notarial Seal
Rosemary White, Notary Public
Springfield Twp., Delaware County
My Commission Expires June 6, 2002
Member, Pennsylvania Association of Notaries

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL STRATEGIES LIMITED

FINANCIAL REPORT

DECEMBER 31, 2001

CONTENTS

MacALPINE, CARLL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS
SUITE 1010 LAFAYETTE BUILDING
437 CHESTNUT STREET
PHILADELPHIA, PENNSYLVANIA 19106

JOHN C. MacALPINE III, C.P.A.
CHARLES ADAMS, C.P.A.
JAMES L. WILSON, C.P.A.

CHRISTOPHER M. BOYLAN, C.P.A.

PA: 215-923-1101
NJ: 856-772-0300
FAX: 215-923-9188
email: cpa@macalpinecarll.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Capital Strategies Limited
Philadelphia, Pennsylvania

We have audited the accompanying balance sheets of Capital Strategies Limited (the Company) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Strategies Limited at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacAlpine, Carll & Co LLC

February 15, 2002

CAPITAL STRATEGIES LIMITED

BALANCE SHEETS
December 31, 2001 and 2000

ASSETS	2001	2000
CURRENT ASSETS		
Cash	$ 36,654	$ 17,876
Money market deposits	12,503	12,354
Commissions receivable	71,632	85,973
Prepaid expenses	48	397
Total current assets	$ 120,837	$ 116,600
	$ 120,837	**$ 116,600**

LIABILITIES AND STOCKHOLDER'S EQUITY	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ 600	$ 55
Accrued expenses	48,384	49,922
Total current liabilities	$ 48,984	$ 49,977
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 5,000 shares; issued and outstanding 100 shares	$ 100	$ 100
Additional paid-in capital	34,874	24,874
Retained earnings	36,879	41,649
	$ 71,853	$ 66,623
	$ 120,837	**$ 116,600**

See Notes to Financial Statements.

CAPITAL STRATEGIES LIMITED

STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Commissions and advisory fees	$ 325,436	$ 459,951
Interest earned	149	314
	$ 325,585	$ 460,265
Expenses:		
Bank charges	$ 542	$ 378
Commission expense	131,995	197,824
Fidelity bond	945	600
Dues and subscriptions	-	1,000
Filing fees and licenses	8,470	6,041
Fine and penalties	-	15,292
Management fee	170,000	173,500
Professional fees	18,309	30,946
Taxes, other than income	94	552
	$ 330,355	$ 426,133
Net (loss) income before corporate income taxes	$ (4,770)	$ 34,132
Corporate income taxes (Note 2)	-	-
Net (loss) income	$ (4,770)	$ 34,132

See Notes to Financial Statements.

CAPITAL STRATEGIES LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2001 and 2000

	Common Stock		*Additional Paid-in*	*Retained*	*Total Stock-holder's*
	Shares	*Amount*	*Capital*	*Earnings*	*Equity*
Balance at January 1, 2000	100	$ 100	$ 19,065	$ 7,517	$ 26,682
Additional paid-in capital	-	-	5,809	-	5,809
Net income	-	-	-	34,132	34,132
Balance at December 31, 2000	100	$ 100	$ 24,874	$ 41,649	$ 66,623
Additional paid-in capital	-	-	10,000	-	10,000
Net loss	-	-	-	(4,770)	(4,770)
Balance at December 31, 2001	100	$ 100	$ 34,874	$ 36,879	$ 71,853

See Notes to Financial Statements.

CAPITAL STRATEGIES LIMITED

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (4,770)	$ 34,132
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Change in working capital components:		
Decrease (increase) in receivables	14,341	(85,973)
Decrease in prepaid expenses	349	-
Increase in accounts payable	545	55
(Decrease) increase in accrued expenses	(1,538)	48,337
Net cash provided by (used in) operating activities	*$ 8,927*	*$ (3,449)*
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital	$ 10,000	$ 5,809
Net cash provided by financing activities	*$ 10,000*	*$ 5,809*
Net increase in cash and cash equivalents	$ 18,927	***$ 2,360***
Cash and cash equivalents:		
Beginning	30,230	27,870
Ending	***$ 49,157***	***$ 30,230***

See Notes to Financial Statements.

CAPITAL STRATEGIES LIMITED

NOTES TO FINANCIAL STATEMENTS

Note 1. History of the Company and Significant Accounting Policies

The Company was incorporated on April 28, 1969, in Pennsylvania and had been inactive until 1981, when it registered as a broker-dealer with the appropriate authorities. The name of the Company was changed at that time from Capital Planning Corporation to Bart S. Kaplow, Inc. and subsequently to Capital Strategies Limited.

The books are maintained on the accrual basis and there is no pension plan in effect. Space is being occupied in the principal's office without a lease; however expenses are shared with and reimbursed to an affiliate, Capital Planning Corporation, and are recorded as management fees.

Commissions Receivable and Accrued Expenses

Commissions earned as of the balance sheet date but not received until a later date have been recorded as commissions receivable.

The commissions payable to outside representatives calculated on the commissions receivable have been recorded as accrued expenses.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents consist of a checking account and a money market account.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Note 2. ***S Corporation - Income Tax Status***

The Company, with the consent of its stockholder, elected under the Internal Revenue Code and the Commonwealth of Pennsylvania to be an S Corporation. The stockholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the Company's financial statements.

Note 3. ***Management Fees***

Management fees are paid monthly to an affiliate, Capital Planning Corporation. These fees are billed monthly for the Company's share of office operation costs incurred and paid by Capital Planning Corporation.

Note 4. ***Change in Accounting Principle***

Effective with the year ended December 31, 2000, the Company changed its method of recognizing revenue in its financial statements to conform with generally accepted accounting principles for accrual basis accounting. Previously, the Company prepared their financial statements recognizing commission revenue when it was received rather then when it was earned. The commissions due to outside representatives was previously recognized when it was paid rather than when the liability was incurred. Revenue for 2000 includes $85,973 of commissions receivable, and accrued expenses include $44,057 of commissions due to outside representatives.

Note 5. ***Contingencies***

The Company was informed by the National Association of Securities Dealers (NASD) that one of their outside representatives was not in compliance with the necessary licensing requirements. The Company is continuing to work with the NASD to resolve this issue.

The Company, along with it's stockholder, have been named as defendants in two lawsuits that allege violations of federal and state securities laws and claim substantial damages. The Company has hired outside legal counsel and believes that the resolutions of these lawsuits will not result in any material adverse effect on the Company's financial statements.

CAPITAL STRATEGIES LIMITED — SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Net Capital:		
Total stockholder's equity from balance sheet		$ 71,853
Add liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		$ 71,853
Deductions and/or charges:		
Non-allowable assets		$ 48
Haircuts: On debt securities		-
On other securities (100% market)		-
Total deductions		$ 48
Net capital		$ 71,805
Aggregate Indebtedness:		
Items included in balance sheet		
Accounts payable	$ 600	
Accrued expenses	48,384	
Total aggregate indebtness	$ 48,984	
Computation of Basic Net Capital Requirements:		
Capital requirements:		
Minimum net capital required 6 2/3% of aggregate indebtedness	$ 3,266	
Minimum dollar requirement	5,000	
Net capital requirement (greater of above)		$ 5,000
Net capital in excess of requirement		$ 66,805
Ratio: Aggregate indebtedness to net capital		.68 to 1

CAPITAL STRATEGIES LIMITED — SCHEDULE II

Reconciliation of Net Capital in Accordance With Rule 17-a5(d)(4)
Under Securities Exchange Act of 1934
December 31, 2001

	Audited	Company's Computation Part II A	Difference
Total ownership equity	$ 71,853		
Less unrealized gain on investments	-		
Adjusted ownership equity	$ 71,853	$ 49,888	$ 21,965
Less - non-allowable assets	$ 48	$ 49	$ 1
- haircuts on other securities	-	-	-
	$ 48	$ 49	$ 1
Net capital	$ 71,805	$ 49,839	$ 21,966
Less minimum requirement	5,000	5,000	-
Excess net capital	$ 66,805	$ 44,839	$ 21,966

Schedule of differences resulting from audit:

Decrease in cash	$ (64)
Increase in commissions receivable	54,900
Increase in accrued expenses and accounts payable	(32,870)
	$ 21,966

MacALPINE, CARLL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 1010 LAFAYETTE BUILDING
437 CHESTNUT STREET
PHILADELPHIA, PENNSYLVANIA 19106

JOHN C. MacALPINE III, C.P.A.
CHARLES ADAMS, C.P.A.
JAMES L. WILSON, C.P.A.

CHRISTOPHER M. BOYLAN, C.P.A.

PA: 215-923-1101
NJ: 856-772-0300
FAX: 215-923-9188
email: cpa@macalpinecarll.com

Board of Directors
Capital Strategies Limited

In planning and performing our audit of the financial statements and supplemental schedules of Capital Strategies Limited (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in

the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MacAlpine Carll & Co LLC

February 15, 2002